UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Rayonier Advanced Materials Inc.

(Name of Issuer)

Common Stock, par value $0.01
 (Title of Class of Securities)

75508B104
(CUSIP Number)

Ortelius Capital Partners, LLC

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700
New York, NY 10022
(917) 595-5010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

•      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75508B104

1	NAME OF REPORTING PERSONS Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 784,328
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 784,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Hudson Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 991,578
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 991,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 784,328
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 784,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Ortelius Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 991,578
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 991,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,777,356*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,777,356*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,356*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN, HC

* Includes 1,450 shares of Common Stock beneficially owned by Mr. DeSorcy’s minor child.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Rayonier Advanced Materials Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on March 6, 2020, as amended by Amendment No. 1 filed on April 1, 2020 and Amendment No. 2 filed on April 15, 2020 (the “Original Schedule 13D”, and, together with this Amendment No. 3, the “Schedule 13D”) by the Reporting Persons (as defined below).  Any capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 3 is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Hudson Investors, Ltd., incorporated under the laws of the British Virgin Islands (“Hudson”); (iii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); (iv) Ortelius Capital Partners, LLC, a Delaware limited liability company (“OC”); and (v) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea, Hudson, OA, OC, and Mr. DeSorcy, the “Reporting Persons”).

From March 23, 2020 through April 14, 2020, Pangaea sold a portion of the Common Stock previously owned by Pangaea in various open market transactions, however, because those shares of Common Stock were owned by Pangaea as of March 20, 2020, the record date (the “Record Date”) for the Issuer’s annual meeting of stockholders held on May 18, 2020 (the “Annual Meeting”), Pangaea was entitled to direct the vote of those shares at the Annual Meeting.  At the conclusion of the Annual Meeting Pangaea ceased to have a voting interest in the shares of Common Stock it sold after the Record Date, and as a result no longer has any form of beneficial interest in the shares that were sold.  This Amendment No. 3 is being filed to report that the Reporting Persons have ceased to beneficially own more than 5% of the Issuer’s outstanding Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) and (e) of the Original Schedule 13D each is hereby amended and restated as follows:

(a) (b) As a result of the conclusion of the Annual Meeting, the Reporting Persons, in total, beneficially own 1,777,356 shares of Common Stock (the “Shares”). The Shares represent approximately 2.8% of the Issuer’s outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Amendment No. 3 are calculated based upon the 63,250,765 shares of Common Stock outstanding as of May 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2020, filed by the Issuer with the Securities and Exchange Commission on May 7, 2020.    OA has voting and dispositive power over the shares of Common Stock held by Pangaea, and through ownership and control, Mr. DeSorcy has voting and dispositive power over portfolios managed by OA.  OC has voting and dispositive power over the shares of Common Stock held by Hudson, and, in turn, as the control person of OC, Mr. DeSorcy has voting and dispositive power over the shares of Common Stock held by Hudson.   In addition, Mr. DeSorcy has voting and dispositive power over the 1,450 shares of Common Stock beneficially owned by his minor child.

(e)    As a result of the sale transactions identified in Amendment No. 1 and Amendment No. 2, at the conclusion of the Annual Meeting the Reporting Persons ceased to beneficially own more than 5% of the Issuer’s outstanding Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PANGAEA VENTURES, L.P.

By: Ortelius Advisors GP I, LLC, its general partner
Date: May 29, 2020
	By:	/s/ Peter DeSorcy
	Name:	Peter DeSorcy
	Title:	Managing Member

HUDSON INVESTORS, LTD.
Date: May 29, 2020
	By:	/s/ Peter DeSorcy
	Name:	Peter DeSorcy
	Title:	Director

Date: May 29, 2020	ORTELIUS ADVISORS, L.P.

By: Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
	Name:	Peter DeSorcy
	Title:	Managing Member

Date: May 29, 2020	ORTELIUS CAPITAL PARTNERS, LLC

	By: By:	/s/ Peter DeSorcy
	Name:	Peter DeSorcy
	Title:	Managing Member

Date: May 29, 2020
/s/ Peter DeSorcy
Peter DeSorcy

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of March 6, 2020*

*Previously filed.